1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

September 27, 2018

VIA EDGAR

Ms. Deborah O’Neal Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 1,894

Dear Ms. O’Neal Johnson:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 1,894 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares ESG U.S. Aggregate Bond ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on May 21, 2018, as supplemented by discussions with the Staff on September 7, 2018, September 10, 2018 and September 12, 2018. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1:    Please confirm whether the Fund seeks to track the investment results of the Underlying Index before or after expenses.

Response:       The Trust respectfully directs the Staff’s attention to the Principal Investment Strategies section of the Prospectus, which discloses that “The Fund seeks to track the investment results of the Underlying Index before fees and expenses of the Fund.”

Comment 2:    Please provide a completed fee table and example to the Staff at least one week prior to the filing becoming effective.

Response:       As requested, the Trust has provided a completed fee table in the Fund’s prospectus at least one week prior to the filing becoming effective.

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September 27, 2018

Comment 3:    Please provide the types of asset-backed securities (“ABS”) and maximum percentage of ABS that will be held by the Underlying Index.

Response:        The weighting of ABS in the Underlying Index is kept the same as that of ABS in the Parent Index, which measures the performance of the total U.S. investment-grade (as determined by the Index Provider) bond market. While there is no maximum percentage of ABS specified by the index methodology for the Underlying Index, only investment-grade ABS with a minimum deal size of $500 million and a minimum tranche size of $25 million can be included in the Underlying Index. As of September 4, 2018, approximately 0.5% of the Underlying Index is represented by ABS, and the ABS in the Underlying Index consist of car loan securitizations, credit card securitizations, and standard utility securitizations.

Comment 4:    The “Principal Investment Strategies” section of the Fund’s prospectus states that “the securities in the Underlying Index must have at least one year remaining to maturity, with the exception of amortizing securities such as ABS and MBS, which have lower thresholds as defined by the Index Provider.” Please confirm whether the Fund has a separate maturity strategy for ABS and MBS.

Response:        To be included in the Underlying Index, ABS and CMBS must have a remaining average life of at least one year, while MBS must have a weighted average maturity of at least one year. The Trust has added this disclosure to the SAI.

Comment 5:    For purposes of Section 35(d) of the Investment Company Act of 1940 and Rule 35d-1 thereunder (the “Names Rule”), please confirm that at least 80% of the Fund’s assets will be invested in securities exhibiting environmental, social and governance (“ESG”) characteristics. The Staff notes that the Underlying Index includes U.S. Treasury bonds, MBS, commercial mortgage-backed securities and ABS without regard to ESG ratings.

Response:        The Trust believes that the term “ESG” in the Fund’s name invokes the investment strategy of the Fund, rather than a specific type of investment, and therefore does not subject the Fund to the Names Rule or the requirement to invest at least 80% of its assets in securities evaluated for favorable ESG practices. The Trust believes this view is supported by the adopting release for Rule 35d-1,1 which states that “the rule does not apply to fund names that incorporate terms such as ‘growth’ and ‘value’ that connote types of investment strategies as opposed to types of investments,” as well as Question 9 of the Frequently Asked Questions about Rule 35d-1 (Investment Company Names), which states that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment.”2 As disclosed in the Fund’s Prospectus, the Fund generally will invest at least 90% of its assets in the component securities of the Underlying Index and in investments that have economic characteristics that are substantially identical to the component securities of the

[1]	Investment Company Names, Investment Company Act Release No. 24,828 (Jan 17, 2001).
[2]

Staff of the Division of Investment Management, Frequently Asked Questions about Rule 35d-1 (Investment Company Names), https://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm (last modified Dec. 4, 2001).

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September 27, 2018

Underlying Index3, which is designed to maximize exposure to issuers with favorable ESG practices (as determined by MSCI ESG Research), while exhibiting risk and return characteristics similar to those of the Parent Index, which measures the performance of the total U.S. investment-grade (as determined by the Index Provider) bond market. Accordingly, the term “ESG” in the Fund’s name connotes the investment strategy of offering an ESG focus while providing exposure to the broad U.S. investment grade bond market and as such is more akin to descriptors like “growth” or “value.” The Trust further notes that while U.S. Treasury bonds are included in the Underlying Index without being subject to the index weight optimization process based on factors including ESG scores, U.S. Treasury bonds otherwise do receive a relatively high ESG score, as determined by MSCI ESG Research. As such, approximately 70% of the Underlying Index is comprised of securities with an ESG score assigned by MSCI ESG Research, and while the remaining securities (i.e., securitized securities (ABS, MBS and CMBS)) do not receive any ESG score from MSCI ESG Research, they are included in the Underlying Index to provide investors with exposure to the broad U.S. investment grade bond market. Further, as a whole, more than 90% of the Underlying Index is comprised of (i) investment grade bonds issued by private issuers or government related issuers that are evaluated for favorable ESG practices, (ii) U.S. Treasury bonds, which receive an ESG score assigned by MSCI ESG Research, and (iii) U.S. fixed-rate agency MBS, which the Index Provider believes are investments consistent with an ESG focused exposure. The Fund has enhanced its disclosure related to the Underlying Index’s mix of investments and relevant percentages in the registration statement. As such, the Registrant does not believe the inclusion of “ESG” in its name is misleading.

As requested by the Staff, the Trust has added additional disclosure in the Fund’s prospectus: (i) U.S. Treasury bond, MBS, CMBS and ABS exposures are not subject to the Index Provider’s optimization process, (ii) the MSCI ESG Research weighted average ratings of bonds that are subject to the Index Provider’s optimization process and the MSCI ESG Research rating U.S. Treasury bonds received, each as of September 4, 2018 and (iii) U.S. fixed-rate agency MBS exposures do not receive any MSCI ESG Research rating and the Index Provider believes U.S. fixed-rate agency MBS exposure to be ESG neutral and not inconsistent with an ESG focused exposure based on currently available data.

Further, the Trust notes that the name of the Underlying Index that the Fund seeks to track contains the term “ESG” as well. The Registrant believes that the Fund’s name is consistent with the naming convention for index funds, which reflects the name of the index. As noted to the Staff, there is at least one other index fund that seeks to track a similar index and that has “ESG” in its name. In light of the foregoing, the Registrant believes it is appropriate to include “ESG” in its name.

Comment 6:    The “Principal Investment Strategies” section of the Fund’s prospectus states that “the Fund may also acquire interests in mortgage pools through means other than such standardized contracts for future delivery.” If such other methods of acquiring interests in mortgage pools are part of the Fund’s principal investment strategy, please provide additional disclosure.

[3]

From time to time when conditions warrant, consistent with its exemptive relief, the Fund may invest at least 80% of its assets in the component securities of the Underlying Index and in investments that have economic characteristics that are substantially identical to the component securities of the Underlying Index (i.e., TBAs).

Securities and Exchange Commission

September 27, 2018

Response:         The Trust confirms that such other methods of acquiring interest in mortgage pools are currently not part of the Fund’s principal investment strategy. Accordingly, the Trust declines to add additional disclosure to the “Principal Investment Strategies” section.

Comment 7:      The Fund includes the term “Bond” in its name. Please confirm that the Fund will invest at least 80% of its assets in bonds.

Response:         The Fund has adopted a non-fundamental investment policy to invest at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in the component securities of the Underlying Index and in TBA transactions with respect to the percentage of the Underlying Index that consists of mortgage pass-through securities. Because the Underlying Index is composed of U.S. dollar-denominated, investment-grade bonds from issuers evaluated for favorable ESG practices while exhibiting risk and return characteristics similar to those of the broad U.S. dollar-denominated investment-grade bond market, the Trust confirms that it expects that at least 80% of the Fund’s assets will be invested in bonds and TBAs.

Comment 8:      The Fund includes the term “U.S.” in its name and the Fund may invest in U.S. dollar-denominated instruments. Please confirm whether components of the Underlying Index include any foreign bonds traded in the U.S.

Response:         The Trust confirms that the Underlying Index’s component securities include foreign bonds that are denominated in U.S. dollars and traded in the U.S., which, as of September 4, 2018, represented approximately 8.8% of the Underlying Index.

Comment 9:      Please confirm whether derivatives may be included in the 80% test.

Response:         The Trust confirms that it only intends to include bonds and TBAs, and not derivatives, in the 80% test.

Comment 10:    If the Underlying Index is currently concentrated, please disclose the industry and related risks.

Response:         The Trust respectfully notes that the Industry Concentration Policy within the Principal Investment Strategies section states: “The Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Underlying Index is concentrated.” Additionally, “Concentration Risk,” which is included as a principal risk, states that “[t]he Fund may be susceptible to an increased risk of loss, including losses due to adverse events that affect the Fund’s investments more than the market as a whole, to the extent that the Fund’s investments are concentrated in the securities of a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class.” As of the date referenced in the “Principal Investment Strategies,” to the extent a particular industry constitutes 25% or more of the Fund’s total assets, the industry would be described in the “Principal Investment Strategies” and its related risk would be described under “Summary of Principal Risks” as a principal risk of the Fund. The Trust further notes that

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September 27, 2018

the Fund’s portfolio holdings will be published on the iShares website, allowing investors to assess information regarding the Fund’s investments, including information about individual securities and sectors. As a result, the Trust respectfully declines to make any change to this disclosure.

Comment 11:    “High Portfolio Turnover Risk” is included as a principal risk of the Fund. Please confirm whether frequent and active trading is part of the Fund’s principal investment strategy.

Response:         The Trust does not anticipate that the Fund will engage in frequent and active trading. Rather, the “High Portfolio Turnover Risk” is included as a principal risk of the Fund because the Fund expects its portfolio turnover rate to be over 100% as a result of the TBA transactions it will enter into. Accordingly, the Trust declines to add additional disclosure to the “Principal Investment Strategies” section.

Comment 12:    The following language appears in the Fund’s Prospectus: “BFA EXPECTS THAT THE FUND MAY EXPERIENCE HIGHER TRACKING ERROR THAN IS TYPICAL FOR SIMILAR INDEX ETFs.” Please explain why higher tracking error is expected.

Response:         BFA expects that the Fund may experience higher tracking error than similar index ETFs because of limited net assets at the time of the Fund’s commencement of operations, which may limit the number of issuers the Fund is able to include in its representative sampling strategy to track the Underlying Index.

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Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Christy Chen

George Rafal

Jaeyoung Choi